

July 25, 2012

Via E-Mail
Stuart Ducote
President and Chief Executive Officer
United Mortgage Trust
1301 Municipal Way
Grapevine, TX   76051

Re: United Mortgage Trust
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 30, 2012
File No. 000-32409

Dear Mr. Ducote:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed March 30, 2012

Financial Statements

General

1.   We note that a substantial amount of your assets consists of, and a substantial amount of your revenues are derived from, loans to affiliates. Please tell us how you considered Question 6 of SAB Topic 1I Question 6 by analogy in determining whether to disclose audited financial statements of the affiliates for an investor's financial assessment of the Company.

Consolidated Balance Sheets, page 44

2.   Please tell us, and disclose in future filings, the nature of the Reserves – accrued interest receivable and Reserves – deficiency notes presented in your balance sheets, how they originated and your accounting policy relating to these items. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Consolidated Statements of Income, page 45

3.   Please tell us what consideration you gave to following the guidance of Article 9 of Regulation S-X in the presentation of your statements of income, including the presentation of net interest margin. Refer to SAB Topic 11K and FASB ASC 942-10-S99-4.

Note A. Nature of Business

The Company, page 48

4.   We note your disclosure that you invest in discounted cash flows secured by assessments on real property. Please tell us, and disclose in future filings, the amount, the nature and terms of these investments and how you account for them. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Note B. Summary of Significant Accounting Policies

Principles of Consolidation, page 49

5.   We note your disclosure that the consolidated financial statements include the accounts of certain wholly-owned subsidiaries. Please clarify to us, and disclose in future filings, whether you have any wholly-owned subsidiaries that you have not consolidated. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Loan Loss Reserves, page 50

6.   Please provide us, and disclose in future filings, a reconciliation of the balance of loan loss reserve disclosed on page 50 to the Allowance for loan losses presented in your balance sheets.

7.   With respect to your Residential Development Corp. ("RDC") loan portfolio, please tell us, and disclose in future filings, the balance of the loan portfolio, how it is reflected in your financial statements, and the amount of non-performing loans within the portfolio.

8. We note your disclosure on page 50 that you continue to accrue interest on recourse loans even if the likelihood that the underlying borrower will make an interest payment is less than probable. We also note your disclosure on page 49 that all loans that the Company makes to affiliates of its Advisor are recourse loans, and on page 52 you disclose that Deficiency notes from affiliates are secured by a limited guaranty by UMTHGS, the Advisor. Please tell us, and disclose in future filings, how you assess the ability of the guarantors to perform under their respective guaranty agreements.

Accounting for/and Disposition of Foreclosed Properties, page 51

9. Please tell us, and disclose in future filings, how you account for foreclosed real estate (real estate owned) and its subsequent disposition, including your accounting policy for the initial and subsequent measurement of the properties, costs incurred in connection with the foreclosure of the properties, costs related to the properties incurred subsequent to foreclosure and revenues derived from the properties. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Note D. Long Term Debt, page 52

10. Please tell us, and disclose in future filings, how you account for UMT Home Finance II, L.P., the Special Purpose Entity, and the private offerings of Secured Subordinated Notes. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

Note F. Related Party Transactions

6) Recourse Obligations, page 54

11. Please tell us, and disclose in future filings, the business reasons, and how you accounted, for the October 2007 modification of the recourse loans and subsequent extension through December 31, 2011. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

12. We note the disclosure that management has not recognized any reserves on these loans as the underlying collateral value exceeds the outstanding loan amounts, which reflects pledge of units of limited partnership interest of UMT Holdings held by each originating company. Please tell us, and disclose in future filings, how you assess the fair value of the underlying collateral securing these loans in determining whether a provision for loan losses is necessary.

7) Line of Credit with UDF, page 56

13. Please provide us, and disclose in future filings, a reconciliation of the line of credit disclosed on page 56 to the amount presented in your balance sheets. Tell

us how you accounted for the Economic Interest Participation Agreement with UDF III at inception. Also, tell us the nature of, and how you account for, the transactions that affect the line of credit receivable and participation payable. Tell us the authoritative literature upon which you relied and how it supports your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief